Filed by PlanetCAD Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: PlanetCAD Inc. Commission File No. 0-288-42

        On May 3, 2002, the following three articles appeared in the newspapers identified:

1. Boulder Daily Camera
 Boulder software co. plans merger
By Erika Stutzman
Camera Business Writer

Boulder-based PlanetCAD—with an anemic stock price that had attracted a threatened hostile takeover—announced Thursday that it plans to merge with Avatech Solutions.

The news infused life into the software maker's shares (Amex: PCD), which closed at 42 cents on Thursday, up 147 percent.

Avatech Solutions of Owings Mills, Md., makes automation software and has a nationwide sales, marketing and services network. PlanetCAD makes software for the manufacturing industry. Together, the pair would have 20,000 customers worldwide.

PlanetCAD employs 27 people in Boulder, down sharply from last year. Avatech has 170 employees in 20 locations with about 35 at its Maryland headquarters. The combined company intends to keep its office in Boulder, said Joy Godesiabois, with PlanetCAD.

"They are thrilled with the product offering we have," Godesiabois said. The agreement, which was signed Wednesday night and is pending shareholder approval, is what is known as a reverse merger. Avatech would become a subsidiary of the publicly traded PlanetCAD, with the latter issuing stock for all of Avatech.

Under the agreement, PlanetCAD shareholders will own 25 percent of the company and Avatech shareholders will own 75 percent of the company. Following the merger, PlanetCAD plans to change its name to Avatech.

W.J. Hindman, Avatech co-founder and founder of Jiffy Lube International, will be chairman of the new firm. Henry D. Felton, Avatech's chief executive, will be CEO.

A spokeswoman for Avatech said the agreement is the result of about six months of negotiations—a period that was marked by several unsolicited offers for struggling PlanetCAD by a major investment group. PlanetCAD rebuffed all their offers, saying the company was not for sale.

PCD Investments, two area businessmen who own 15 percent of PlanetCAD, twice attempted to buy PlanetCAD's shares for as much as 30 cents per share. The stock had traded at less than 20 cents for months. They planned a hostile takeover if rejected—prompting PlanetCAD to adopt a "poison pill" shareholder's plan—and also proposed a new board slate.

PCD Investments President Eric Weissmann said he and his partner will study the details of the proposed merger once they're filed with the Securities and Exchange Commission.

"Right now there's not enough information out there for us to fully evaluate it," he said. He added that he was pleased with Thursday's stock soar, saying PCD Investments has "been pushing them to take action that will increase value" of the stock.

2. Denver Rocky Mountain News
Boulder's PlanetCAD plans move from Colo.
Software company sees 'reverse' merger with Avatech of Maryland
 By Janet Forgrieve, News Staff Writer
May 3, 2002

Boulder-based PlanetCAD Inc. has plans for a deal that would change the name of the company and move its headquarters out of Colorado.

The software company said on Thursday that it has an agreement to merge with -Avatech Solutions Inc., an Owings Mills, Md.-based value-added reseller of design automation software.

The deal, expected to close by the end of July, is actually a "reverse" merger of privately held Avatech and publicly traded PlanetCAD, said PlanetCAD Chief Financial Officer Joy Godesiabois.

Avatech would become a wholly owned subsidiary of PlanetCAD. But the new, publicly traded company would take the Avatech name, be headquartered in Owings Mills, and be run by Avatech's management team.

PlanetCAD's 27-employee Boulder operation would become a software development center.

Henry Felton would retain the title of Avatech's chief executive officer. PlanetCAD's president and CEO, David Hushbeck, would resign, as would Godesiabois.

The companies haven't yet disclosed the value of the transaction, which would give Avatech shareholders 75 percent and PlanetCAD shareholders 25 percent of the resulting company.

PlanetCAD started in Boulder as one of two divisions of Spatial Technology Inc. In November 2000, Spatial sold its money-making component division to Dassault Systemes, a French company, for $25 million. The remaining company, PlanetCAD, was developing new design and manufacturing software, but had few customers.

For 2001, the company reported an operating loss of $12.4 million on revenue of $1.8 million, compared with a loss of $11.4 million on revenue of $2.1 million the year before.

Avatech has 175 employees in 20 offices, including 10 workers in Denver. The 5-year-old company started with the merger of four existing smaller companies, and during its first year acquired seven more entities, said Felton, who co-founded the company.

Avatech will gain a design team with a product that will augment the software it sells to its 18,000 customers, he said.

3. Baltimore Sun

--------------------
Avatech set to merge with PlanetCAD Inc.
--------------------

Resulting operation will retain name of Owings Mills company

By Stacey Hirsh
Sun Staff

May 3, 2002

Avatech Solutions Inc., an Owings Mills-based software company, said yesterday that it has agreed to merge with a Colorado company in a deal that will allow it to keep its name, its headquarters and its chief executive.

The company will get a new chairman, W. James Hindman, founder of Jiffy Lube and Youth Services International Inc. Hindman is also a co-founder of Avatech and a member of its board of directors.

Once the deal is complete, Avatech will become a wholly owned subsidiary of publicly held PlanetCAD Inc. of Boulder, Colo., which will change its name to Avatech Solutions.

"We will be a significant public company here in Maryland," said Henry Felton, Avatech's chairman and chief executive, who will be CEO of the new company. "It's exciting for us, and I think it's going to be exciting for Maryland."

Avatech makes software for industries such as architecture, engineering and manufacturing. PlanetCAD makes software for the manufacturing industry.

Financial terms of the deal were not disclosed, but the merger requires PlanetCAD to issue registered shares of its stock in exchange for all of Avatech's outstanding common stock. Avatech is a privately held company that offers shares mostly to employees and to some outside investors.

Once the deal is complete, PlanetCAD shareholders will own 25 percent and Avatech shareholders will own 75 percent of the new company's stock, according to a statement from the companies.

PlanetCAD has 12.4 million shares outstanding. The shares closed yesterday at 42 cents, up 25 cents.

"I think it's a tremendous combination," Hindman said. "And the reason I think that is that the proprietary products that PlanetCAD owns have great, great applicable value to manufacturers around the world, and Avatech has the sales force to put that into play."

The deal is expected to be completed by August.

"It's true product extension and true matching-up of each other's strengths," said PlanetCAD's Chief Financial Officer, Joy Godesiabois

PlanetCAD has 25 employees in Boulder. About 10 of them will be laid off before the merger is complete because of overlap in executive and administrative jobs, Godesiabois said. The Boulder facility will be the new company's product-development center.

Avatech has 170 employees nationwide, about 35 of them in Owings Mills at the company's headquarters and another building in the same office park. None of the Avatech employees will be affected by the deal, the company said.

Felton, also a co-founder of Avatech, said the merger will help Avatech gain an international presence because PlanetCAD has customers in Europe.

It will also allow Avatech to sell PlanetCAD's products to its customers and develop products for its customers using PlanetCAD's software developers, he said.

"Without a doubt," Felton said, "this is the most exciting event that we've had."

These articles contain forward-looking statements about the expectations, beliefs, plans, intentions and strategies relating to the merger of Avatech Solutions, Inc. and PlanetCAD Inc. There are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information. In particular, while the companies have executed a definitive agreement, there is no assurance that they will complete the transaction. If the companies do not receive the necessary government or stockholder approvals or fail to satisfy conditions for closing, the transaction may terminate. A description of risks and uncertainties attendant to PlanetCAD and its industry, and other factors that could affect PlanetCAD's financial results, are included in PlanetCAD's Securities and Exchange Commission filings, including, but not limited to, PlanetCAD's annual report on Form 10-KSB for the year ended December 31, 2001.

PlanetCAD Inc. will file with the Securities and Exchange Commission a proxy statement/prospectus and other documents regarding the proposed business combination transaction referred to in the foregoing information. Investors and shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. A definitive proxy statement/prospectus will be sent to shareholders of PlanetCAD seeking their approval of the transaction. Investors and shareholders may obtain a free copy of the definitive proxy statement/prospectus (when they are available) and other documents filed by PlanetCAD Inc. with the Commission at the Commission's web site at www.sec.gov. The definitive proxy statement/prospectus and other documents also may be obtained for free by directing a request to Joy Godesiabois at PlantCAD Inc. at Tel: (303) 209 9242 or joy@planetcad.com.

PlanetCAD, Inc. and its directors, executive officers and other members of its management and employees may be soliciting proxies from its shareholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of PlanetCAD's shareholders under the rules of the Securities and Exchange Commission is set forth in PlanetCAD's Form 10-KSB for the year ended December 31, 2001, as amended, filed by PlanetCAD with the Commission on April 1, 2002.